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                        UNITED STATES                OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION      OMB NUMBER: 3235-0058
                   Washington, D.C.  20549           Expires: May 31, 1997
                                                     Estimated average burden
                         FORM 12b-25                 hours per response....2.50

                 NOTIFICATION OF LATE FILING

                                           SEC File Number          0-23602
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                                           CUSIP Number            156913-20-4
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(Check One):

[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q SB  [ ] Form N-SAR

    For Period Ended:                     December 29, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                            THE CERPLEX GROUP, INC.
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                            Full Name of Registrant



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                           Former Name if Applicable

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           Address of Principal Executive Office (Street and Number)

                                1382 Bell Avenue
                                Tustin, CA 92780
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.


                             PART III--NARRATIVE

The Company is in the process of finalizing an amendment to its bank agreements as well as the closure of an additional significant matter. Both of these matters are expected to be substantially finalized within the next two weeks and disclosure of these matters will be necessary in the Form 10-K and accompanying consolidated financial statements. Due to the timing of these matters, it will not be possible for the Company to fully complete the disclosures in its Form 10-K and accompanying consolidated financial statements within the prescribed filing time period or for its auditors to complete the audit on the 1996 consolidated financial statements.

                                               (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (6/94)